Exhibit 99.1

Enerplus Announces its Quarterly Cash Dividend for March 2022 and Changes Declaration Currency to U.S. Dollars

CALGARY, AB, Feb. 24, 2022 /CNW/ - Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) today declared a quarterly cash dividend of US$0.033 per share. The dividend is effective with the March 15, 2022 dividend payment and applies to all shareholders of record at the close of business on March 4, 2022. The ex-dividend date for this payment is March 3, 2022.

The US$0.033 per share dividend is equivalent to approximately CDN$0.042 per share if converted using the current US/Canadian dollar exchange rate of 1.2830. The CDN dollar equivalent dividend will be based upon the actual US/Canadian exchange rate applied on the payment date. Payments to shareholders who are not residents of Canada will be net of any Canadian withholding taxes that may be applicable. Dividends paid by Enerplus are considered an "eligible dividend" for Canadian tax purposes. For U.S.  income tax purposes, Enerplus' dividends are considered "qualified dividends".

For further information, including financial and operating results and our most recent corporate presentation, please visit our website at www.enerplus.com or phone 1-800-319-6462. Shareholders may, upon request, obtain a hard copy of Enerplus' complete audited financial statements free of charge.

About Enerplus
Enerplus is an independent North American oil and gas exploration and production company focused on creating long-term value for its shareholders through a disciplined, returns-based capital allocation strategy and a commitment to safe, responsible operations.

SOURCE Enerplus Corporation

View original content: http://www.newswire.ca/en/releases/archive/February2022/24/c3292.html

%CIK: 0001126874

For further information: Investor Contacts: Drew Mair, 403-298-1707; Krista Norlin, 403-298-4304

CO: Enerplus Corporation

CNW 17:00e 24-FEB-22